SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

September 28, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

September 28, 2020

Press Release

Company Name: LINE Corporation

Representative: Takeshi Idezawa,

President and Representative Director

(Code number: 3938 First Section, Tokyo

Stock Exchange)

Inquiries: Investor Relations

TEL: 03-4316-2050

Notice on Conclusion of a Syndicated Loan Agreement

LINE Corporation (the “Company”) announces that at the September 28, 2020 board of directors meeting, a resolution was passed on the following regarding the conclusion of a syndicated loan agreement with financial institutions (term loan with a commitment period).

1.	Purpose of the Syndicated Loan Agreement

In the press release entitled “Announcement of Opinion Regarding the Joint Tender Offer for the Shares of LINE Corporation by SoftBank Corp. and NAVER J. Hub Corporation, a Wholly-Owned Subsidiary of NAVER Corporation, the Controlling Shareholder of LINE Corporation” published on August 3, 2020, the Company announced that Zero Coupon Convertible Bonds due 2023 and Zero Coupon Convertible Bonds due 2025 (hereinafter, the “Convertible Bonds”) were expected to be redeemed before maturity should the Company’s Common Shares be acquired through the tender offer and that the Company planned to take out a loan to finance the redemption of the Convertible Bonds. A syndicated loan agreement has been concluded for the purpose of securing funds for such redemption.

For details on the Convertible Bonds, please refer to the “Notice of the Issuance of Zero Coupon Convertible Bonds Due 2023 and Zero Coupon Convertible Bonds Due 2025,” released by the Company on September 4, 2018, and the “Announcement of Determination of Terms of Issue, etc. of Zero Coupon Convertible Bonds due 2023 and Zero Coupon Convertible Bonds due 2025,” released by the Company on September 5, 2018.

2.	Overview of the Syndicated Loan Agreement

	Tranche A	Tranche B	Tranche C	Tranche D
Aggregate credit line amount	74.3 billion yen	68.6 billion yen	5.7 billion yen	5.7 billion yen
Type	Term loan with a commitment period
Date of agreement	September 30, 2020 (expected)
Loan disbursement date	A date designated by the Company during the commitment period that is a business day			Maturity date of Tranche C
Commitment period*[1]	October 23, 2020 to March 31, 2021 (expected)			From the loan disbursement date of Tranche C until the date of the completion of the business integration with Z Holdings Corporation*[2]
Maturity date*[3]	First anniversary of the loan disbursement date	Third anniversary of the loan disbursement date	Date of the completion of the business integration with Z Holdings	Maturity date of Tranche B
Arranger	Sumitomo Mitsui Banking Corporation, BNP Paribas (acting through its Tokyo branch), Mizuho Bank, Ltd.
Co-Arrangers	Aozora Bank, Ltd., MUFG Bank, Ltd., DBS Bank Tokyo Branch
Agent	Mizuho Bank, Ltd.
Participating financial institutions

Sumitomo Mitsubishi Banking Corporation

BNP Paribas (acting through its Tokyo branch)

Mizuho Bank, Ltd.

Aozora Bank, Ltd.

MUFG Bank, Ltd.

DBS Bank Tokyo Branch

Woori Bank

Crédit Agricole CIB – Tokyo Branch

KEB Hana Bank

Korea Development Bank Tokyo Branch

KB Kookmin Bank

Shinsei Bank, Limited

Mega International Commercial Bank Co., Ltd.

Sumitomo Mitsubishi Banking Corporation

BNP Paribas (acting through its Tokyo branch)

Mizuho Bank, Ltd.

Aozora Bank, Ltd.

MUFG Bank, Ltd.

DBS Bank Tokyo Branch

KEB Hana Bank

The Bank of Yokohama, Ltd.

Shinhan Bank Japan

E.SUN Commercial Bank Tokyo Bank

First Commercial Bank

Ehime Bank, Ltd.

ORIX Bank Corporation

CTBC Bank Tokyo Branch

			Sumitomo Mitsubishi Banking Corporation	The Dai-ichi Life Insurance Company, Limited. Sompo Japan Insurance Inc.

*[1]	If the date in question is not a business day, the start or end of the commitment period, as applicable, shall be the business day prior to such date.

*[2]

Please refer to the “Announcement Regarding Schedule for Implementation of the Business Integration” released on August 3, 2020 regarding the (expected) date of business integration between the Company and Z Holding Corporation.

*[3]

If the date in question is not a business day, the business day subsequent to such date in question shall be the maturity date. However, if such subsequent business day falls on the following month, the maturity date shall be the business day prior to the date in question.

3.	Impact on Business

The conclusion of the syndicated loan agreement and the borrowing will have a limited effect on the Company’s consolidated earnings for the year ended December 2020.

Additional Information for U.S. Investors

Copies of the Transaction Statement on Schedule 13E-3 that has been filed together with SoftBank Corp. (“SoftBank”), NAVER Corporation (“NAVER”) and NAVER J. Hub Corporation (together with NAVER, the “NAVER Parties”) (including any amendments thereto to be filed in the future), are available free of charge on the SEC’s website at http://www.sec.gov. Such documents can also be obtained free of charge by contacting the Company’s Investment Development/IR Office (JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo 160-0022, Japan, telephone number: +81-3-4316-2050). Holders of the securities of the Company are advised to read these documents as they contain important information about the business integration between Z Holdings Corporation (President and Representative Director: Kentaro Kawabe) (“ZHD”) and the Company (the “Business Integration”).

Forward-Looking Statements

This press release contains forward-looking statements with respect to SoftBank’s, the NAVER Parties’, ZHD’s and the Company’s current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the Business Integration. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to SoftBank, the NAVER Parties, ZHD and the Company, speak only as of the date hereof and are based on their respective current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond their control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and neither SoftBank, the NAVER Parties, ZHD nor the Company intends to update any of these forward-looking statements. Risks and uncertainties that might affect SoftBank, the NAVER Parties, ZHD, the Company, the Business Integration include, but are not limited to, those relating to:

•

obtaining the requisite consents to the Business Integration, including, without limitation, the risk that a regulatory approval that may be required for the Business Integration is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	whether the conditions for the Business Integration will be satisfied or waived;

•

the possibility that, prior to the completion of the Business Integration, ZHD’s and the Company’s businesses and their relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

•	shareholder litigation in connection with the Offers or the Business Integration potentially resulting in significant costs of defense, indemnification and liability; and

•

the risks and uncertainties pertaining to ZHD’s and the Company’s businesses, including in the Company’s case those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as those detailed in the tender offer materials that have been filed by SoftBank and NAVER, the Solicitation / Recommendation Statement that has been filed by the Company, and the Transaction Statement that has been filed, all in connection with the Offers or the Business Integration.